

August 15, 2019

Fred Schwarzer
Chief Executive Officer and President
IGM Biosciences, Inc.
325 E. Middlefield Road
Mountain View, CA 94043

Re: IGM Biosciences, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 9, 2019
CIK No. 0001496323

Dear Mr. Schwarzer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization Table, page 61

1. Please revise your filing to consistently provide the aggregate number of common stock shares that the outstanding convertible preferred stock will automatically convert to immediately prior to the completion of the offering. For example, page 8 states that 91,150,325 shares of common stock will be issued upon conversion and page 61 states that 86,290,538 shares of common stock will be issued.

2. Please revise your filing to provide a consistent explanation of what is included in the pro forma financial information. For example, footnote one to the table on page 10 states the pro forma column gives effect to the issuance of 20,000,000 shares of the Company's

Series C convertible preferred stock. In addition to this transaction, the pro forma explanation preceding the Capitalization Table also provides for the automatic conversion of all outstanding shares of convertible preferred stock. The pro forma financial information explanation as provided in Note 2 to the Notes to the Consolidated Financial Statements for the six months ended June 30, 2019 and 2018 is also for the two events, issuance of Series C convertible preferred stock and automatic conversion of all outstanding convertible preferred stock. Please revise your filing accordingly.

 You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance